Exhibit 12

RAYTHEON COMPANY

Statement Regarding Computation of

Ratio of Earnings to Combined Fixed Charges

(dollar amounts in millions except for ratio)

(excludes discontinued operations for all periods)

	2004	2005	2006	2007	2008
Income from continuing operations before taxes per statements of income	$533	$1,366	$1,791	$2,225	$2,498

Add:
Fixed charges	490	392	365	294	232
Amortization of capitalized interest	1	1	2	3	4

Less:
Capitalized interest	1	5	5	6	8
Income as adjusted	$1,023	$1,754	$2,153	$2,516	$2,726
Fixed charges:
Portion of rents representative of interest factor	$77	$82	$88	$92	$95
Interest on indebtedness	412	305	272	196	129
Capitalized interest	1	5	5	6	8
Fixed charges	490	392	365	294	232
Equity security unit distributions	5	—	—	—	—
Combined fixed charges and preferred stock dividends	$495	$392	$365	$294	$232
Ratio of earnings to combined fixed charges and preferred stock dividends	2.1	4.5	5.9	8.6	11.8